

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:


SEC MAIL PROCESSING
RECEIVED
DEC 10 2007
WASH, D.C.
186
SECTION

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101 (b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Tyler Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Mercator Minerals Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

90224J109
(CUSIP Number of Class of Securities (if applicable)

Jean Pierre Jutras, President and Chief Executive Officer
Tyler Resources Inc.
#500, 926 - 5th Ave. S.W.
Calgary, Alberta T2P 0N7
Tel. (403) 269-6753
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 9, 2007
(Date Tender Offer/Rights Offering Commenced)

Part I. – INFORMATION SENT TO SECURITY HOLDERS

The disclosure documents set forth below are attached immediately following this page:

1. Press release dated October 19, 2007[1]
2. Letter to shareholders dated November 9, 2007[2]
3. Offer to purchase and circular dated November 9, 2007[2]
4. Letter of transmittal[2]
5. Notice of guaranteed delivery[2]

---

(1) Previously furnished on the filing person's Form CB submitted to the Commission on October 22, 2007.
(2) Previously furnished on the filing person's Form CB (Amendment No. 1) submitted to the Commission on November 9, 2007.

Part II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits set forth below are furnished as part of this form:

Exhibit Number	Description of Document
1.1[3]	Press release dated November 27, 2007
1.2	Investor presentation dated December 6, 2007
2.1[1]	The filing person's Annual Information Form for the year ended December 31, 2006 dated March 28, 2007
2.2[1]	The filing person's management information circular dated May 3, 2007 prepared in connection with the annual meeting of shareholders of the filing person held on May 31, 2007
2.3[1]	The filing person's comparative consolidated financial statements and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006, 2005 and 2004, together with the report of the auditors thereon, and management's discussion and analysis relating thereto
2.4[1]	The filing person's amended comparative unaudited consolidated financial statements and the notes thereto as at June 30, 2007 and for the six months ended June 30, 2007 and 2006, together with the amended management's discussion and analysis relating thereto
2.5[1]	The filing person's material change report filed January 8, 2007 respecting the results of an independent preliminary feasibility study, including an independent mineral reserve and independent mineral resource estimate, for the Mineral Park mine
2.6[1]	The filing person's material change report filed January 22, 2007, respecting a short form prospectus offering of common shares and note units
2.7[1]	The filing person's material change report filed February 15, 2007, respecting the closing of the short form prospectus offering
2.8[1]	The filing person's material change report filed October 22, 2007, respecting the offer to acquire the common shares of Tyler
2.9[2]	The filing person's comparative unaudited consolidated financial statements and the notes thereto as at September 30, 2007 and for the nine

Exhibit Number	**Description of Document**
	months ended September 30, 2007 and 2006, together with the management's discussion and analysis relating thereto

(1) Previously furnished on the filing person's Form CB (Amendment No. 1) submitted to the Commission on November 9, 2007.
(2) Previously furnished on the filing person's Form CB (Amendment No. 2) submitted to the Commission on November 17, 2007.
(3) Previously furnished on the filing person's Form CB (Amendment No. 3) submitted to the Commission on November 28, 2007.

Part III. – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 22, 2007.

Part IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCATOR MINERALS LTD.



Marc LeBlanc
VP Corporate Development
& Corporate Secretary

December 7, 2007

Mercator Minerals' Bid to Acquire Tyler Resources

Production and Growth:

Augmenting Shareholder Value Now

Building For The Future

December 6, 2007

MERCATOR MINERALS LTD.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Mercator Minerals Ltd. ("Mercator") and Tyler Resources Inc. ("Tyler"). When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to Mercator or Tyler, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Mercator and Tyler, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where Mercator and Tyler operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by Mercator or Tyler, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Mercator or Tyler, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Any forward-looking statements related to Tyler are derived from Tyler's publicly filed reports.

Information Concerning Mineralization and Resources

Unless otherwise indicated, all resource estimates contained in this presentation have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System in compliance with Canadian securities laws, which differ from the requirements of United States securities laws. Without limiting the foregoing, this presentation uses the terms "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission ("SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this presentation may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Information Concerning Tyler

Except as otherwise indicated, information concerning Tyler contained in this presentation has been taken from or is based upon publicly available documents and records on file with the Canadian securities regulatory authorities and other public sources. Tyler has not reviewed this presentation and has not confirmed the accuracy and completeness of the information in respect of Tyler contained herein. Although Mercator has no knowledge that would indicate that any statements contained herein concerning Tyler taken from or based upon such documents and records are untrue or incomplete, neither Mercator nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Tyler's financial statements, or for any failure by Tyler to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Mercator.

Mercator Technical Information

Jim Tompkins, P.Eng., Mercator's independent mining engineer, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of and verified the Mercator technical information contained in this presentation.

Notice to U.S. Shareholders

The offer by Mercator to acquire all of the outstanding common shares of Tyler is for the securities of a Canadian issuer and by a Canadian issuer that is permitted to prepare the offer and circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the offer and circular have been prepared in accordance with Canadian generally accepted accounting principles, and were subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Mercator is incorporated under the laws of Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the dealer managers for the offer and some or all of the experts named in the offer and circular may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Mercator and said persons may be located outside the United States.

You should be aware Mercator may purchase securities of Tyler otherwise than under the offer, such as in open market or privately negotiated purchases.

No Mercator shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Mercator is satisfied that such Mercator shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Mercator in its sole discretion. Ineligible Tyler shareholders who would otherwise receive Mercator shares in exchange for their Tyler shares may, at the sole discretion of Mercator, have such Mercator shares issued on their behalf to a selling agent, which shall, as agent for such Tyler shareholders, sell such Mercator shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Tyler shareholders.

Mercator Minerals – Mineral Park

Main Asset

Profitable Copper Production

- Arizona based, 100% owned mine, **no royalties**; operated since 2003
- 2007 SX/EW copper operation forecast to be approximately 12 million lbs
- Unhedged
- Positive cash flow – approximately US$ 2.2 million current operating cash flow per month
- Proven Management & Board of Directors

Robust Forecast Economics [1]

- **US$ 426*** million after-tax NPV at an 8% discount rate
- 51% internal rate of return (IRR), after-tax
- 1.8 year payback, 25 year mine life
- US$ 0.81 per lb cash cost per pound of copper equivalent over the first ten years, or
  - At US$ 2.00/ lb Copper, the Moly is free**; or
  - At US$ 10.00/ lb Moly, the Copper is free**



Nevada
Utah
Arizona
St George
Death Valley National Park
Las Vegas
Henderson
California
Barstow
Kingman
Mineral Park Mine



1) *Source: Mercator's "Technical Report - Preliminary Feasibility Study on Phase I & Phase II - Copper-Moly Milling Expansion" filed on SEDAR, dated Dec 29, 2006; Prepared by Range Consulting Group LLC and KD Engineering*

**LOM Metal Prices used for calculation were $1.53 Cu, $10.16 Mo, and $7.50 Ag – see Technical Report, Table 119*

***Estimates based on financial modeling prepared by Jennings Capital Inc.*

Mineral Park – Phase I & II Expansion Program

On Schedule and Poised for Growth

Two Phase Mill Expansion [1]

- Phase I - planned production expected to commence mid 2008
  – 25,000 tpd copper-molybdenum ore
- Phase II - planned production expected to commence mid 2009
  – 50,000 tpd copper-molybdenum LOM
- After completion of the two phase mill expansion, 1st ten year production expected to average 56.4 million pounds of copper, 10.3 million lbs of molybdenum and 0.6 million ounces of silver
- Projected > 1 billion lbs copper, 260 million lbs molybdenum and 12 million ounces of silver production over 25 yr LOM
- Stripping ratio of only 0.18 to 1
- Mill construction in progress; cash on hand of US$ 123 million, as at September 30, 2007

Phase I Expansion of Moly-Copper Operations: Construction Well Underway

- Expansion of Moly-Copper Operations - Construction Underway
- Constructing largest new moly-copper project in North America
- Long expected Life of Mine – 25 years
- Expansion funded with cash on hand and cash flow from operations





1. *Source: Mercator's "Technical Report - Preliminary Feasibility Study on Phase I & Phase II - Copper-Moly Milling Expansion" filed on SEDAR, dated Dec 29, 2006; Prepared by Range Consulting Group LLC and KD Engineering*

Impact of Copper and Molybdenum Production

- Mineral Park cash generating potential enables future growth [1]

Metal Prices			EBITDA Sensitivity				
Cu	Mo	Ag	Year 1	Year 2	Year 3	Year 4	Year 5
$1.50	$10.00	$7.50	$28,443,921	$97,024,481	$93,523,745	$88,237,687	$91,989,819
$2.00	$15.00	$7.50	$67,160,835	**$185,639,224**	**$179,687,519**	$172,017,321	$181,239,039
$2.50	$20.00	$7.50	$105,877,749	**$274,253,967**	**$265,851,292**	$255,796,956	$270,488,260
$3.00	$25.00	$7.50	$144,594,663	$362,868,710	$352,015,066	$339,576,591	$359,737,481
Forecast Cu Prod. (Lbs)			*39,821,000*	*79,677,000*	*58,182,000*	*56,229,000*	*39,230,000*
Forecast Mo Prod. (Lbs)			*9,755,000*	*11,415,000*	*11,133,000*	*13,927,000*	*9,545,000*


EBITDA - US$ (000's)
$420,000
$350,000
$280,000
$210,000
$140,000
$70,000
$0
$28,444
$144,595
$97,024
$362,869
$93,524
$352,015
$88,238
$339,577
$91,990
$359,737
Year 1
Year 2
Year 3
Year 4
Year 5
Note - Interest Expense on Mercator's Outstanding Secured Notes
BASE CASE - EBITDA @ US$1.50/ Lb Cu & US$10/ Lb Mo & US$7.50/ Oz Ag
EBITDA @ US$2.00/ Lb Cu & US$15/ Lb Mo & US$7.50/ Oz Ag
EBITDA @ US$2.50/ Lb Cu & US$20/ Lb Mo & US$7.50/ Oz Ag
EBITDA @ US$3.00/ Lb Cu & US$25/ Lb Mo & US$7.50/ Oz Ag

1) *Year 3 cost of copper production net of credits for Mo and Ag for the base case price assumption is $0.96/lb of Cu production. The cash operating cost are $0.81/lb of equivalent copper (CuEq) over the first 10 years with an average cost of $0.85.lb of CuEq metal production for the life-of-mine (LOM).*

Source: Mercator's "Technical Report - Preliminary Feasibility Study on Phase I & Phase II - Copper-Moly Milling Expansion" dated Dec 29, 2006, filed on SEDAR; Prepared by Range Consulting Group LLC and KD Engineering

Molybdenum – Strong Current[(1)] and Forecast[(2)] Metal Prices


Molybdenum Oxide
FOB North America US$/LB
Jan 07, 2000 - Nov 30, 2007
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
Metalprices.com
Jan 07, 00
Sep 25, 00
Jun 14, 01
Mar 03, 02
Nov 20, 02
Aug 09, 03
Apr 27, 04
Jan 14, 05
Oct 03, 05
Jun 22, 06
Mar 11, 07
Nov 28, 07
Last: $33.000 Nov 30, 07


Molybdenum Oxide
FOB North America US Dollar ($)/LB
Dec 08, 2006 - Nov 30, 2007
36
34
32
30
28
26
Metalprices.com
Jan 07
Mar 07
May 07
Jul 07
Sep 07
Nov 07
Last: Low 32.500 High 33.500
Avg $33.000 November 30, 2007

Forecast Metal Prices

	2008	2009	2010	2011	2012	2013	2014
Real US$/ Lbs [(2)]	$39.50	$31.00	$28.00	$24.00	$22.00	$19.50	$16.00
Nominal US$/ Lbs [(2)]	$41.52	$33.92	$31.72	$28.14	$26.64	$24.41	$20.76

1) Source: MetalPrices.com
2) Source: CPM Group

Transaction Summary

Offer:	❑ Tyler shareholders entitled to receive **0.113** Mercator common shares for each Tyler common share tendered and taken up by Mercator
Timing:	❑ Offer and circular mailed November 9, 2007 ❑ Offer open for acceptance until **8.00 p.m.** (Toronto time) on **Dec 17, 2007**
Premium:	❑ **50%** based on Tyler's closing price on October 18, 2007, or Tyler's VWAP for the 20 trading days ended October 18, 2007, and based on Mercator's closing price of C$9.80 on October 18, 2007[(1)]
Structure:	❑ Combined company is expected to have approximately 89 million basic shares/ approximately 100 million fully diluted shares outstanding[(2)]
Ownership:	❑ Mercator's shareholders will own approximately 83% and Tyler's shareholders will own approximately 17% of the combined company[(2)]
Key Conditions:	❑ Absence of adverse material changes ❑ 66 2/3 % of Tyler's shareholders (fully diluted) tendering to the offer ❑ Regulatory approvals and conditions

1. *Based on Tyler's VWAP for the 20 trading days ended October 18, 2007 of C$0.74, and based on Mercator's VWAP for the 20 trading days ended October 18, 2007 of C$8.84 on October 18, 2007, the premium represents 35%*
2. *Based on Tyler's outstanding securities as at April 30, 2007 and Mercator's outstanding securities as at June 30, 2007 and assuming the conversion or exercise only of the currently outstanding options, warrants or other convertible securities of Tyler that have a conversion or exercise price of C$1.00 or less per share*

Direct Benefits for Tyler's Shareholders

- Outstanding opportunity to realize shareholder value at an attractive premium – **50%**[1]
- Potential to accelerate development and reduce the development/ financing risk of the flagship Bahuerachi Project:
  - Access to a highly experienced mine financing and mine building team
  - Pro-active mine developers
  - Expectation to fast track the Bahuerachi Project to feasibility
  - Expectation to reduce the financing risk inherent in advancing Bahuerachi Project to production
  - Plans to develop Bahuerachi largely from Mercator's cash flow, with little or no equity dilution
- Increased liquidity, TSX listing
- Instant recognition of copper production
- Molybdenum production by 2008; expected to be second largest North American molybdemum producer by 2009
- Major boost to resource base: proven and probable reserves of Mercator, with measured and indicated resources of Tyler – doubles mineral inventory
- Leverage for continued growth
- Opportunity to participate in a new mid-tier base metal producer

Tyler's Shareholders are Strongly Encouraged to Read the Take-Over Bid Circular Mailed Nov 9, 2007 and the Nov 27, 2007 Press Release of Mercator

1. *Based on: (i) Mercator's closing share price on the Toronto Stock Exchange of C$9.80 on October 18, 2007, (ii) Tyler's closing share price TSX Venture Exchange on October 18, 2007 and (iii) Tyler's volume weighted average share price on the TSX Venture Exchange for the 20 trading days ended October 18, 2007*

Projects' Locations

Proximity Allows Effective Deployment of Mining Development Teams from Mineral Park to Bahuerachi



Mineral Park
Bahuerachi
Las Vegas
Phoenix
Tucson
Mexicali
El Paso
Albuquerque
NEW MEXICO
COLORADO
KANSAS
OKLAHOMA
TEXAS
United States Of America
Mexico
Hermosillo
Chihuahua
Lubbock
Lawton
Fort Worth
Dallas
Abilene
Waco
Austin
San Antonio
Houston
New Orleans
Laredo
Monterrey
Saltillo
Torreón
Culiacán
Durango
Tulsa
Fayetteville
Muskogee
Memphis
ARKANSAS
MISSOURI
Texarkana
Shreveport
Jackson

Bahuerachi: Preliminary Economic Assessment (PEA) Highlights[1]


U.S.A.
Tijuana
Ciudad Juárez
Chihuahua
Guaymas
San Carlos
Loreto
La Paz
Cabo San Lucas
Monterrey
Guadalajara
Veracruz
Cancun
Huatulco

- Asset – 100%-owned porphyry-skarn copper-zinc-moly (silver-gold) deposit in northwestern Mexico
- Resource base – 238,317,000 tonnes of measured and indicated resource, grading 0.425% Cu, 0.926% Zn, 0.008% Mo, 0.04 g/t Au and 4.95 g/t Ag[2]
  - Reduced from previously reported 524,509,785 tonnes[3]
- Expected life of mine: 11.5 years
- Capital Cost estimate – US$ 619,250,000
- Targeted throughput rate – 60,000 tonnes per day
- Expected strip ratio – average 1.9-to-1 over the mine life
- Processing – flotation concentrator expected to produce 3 separate flotation concentrates: Cu, Mo & Zn
- Mining operations – open pit using conventional large-scale mining equipment
  - 5 metals to be contained in 3 concentrates
- Projected mill recoveries – Cu: 90%; Au: 50%; Ag: 80%; Mo: 60%; Zn: 70%
- Projected grade concentrate – Cu: 25%; Mo: 50%; Zn: 50%
- Projected concentrate freight (/dmt) – Cu: $100; Mo: $30; Zn: $80
- Projected smelting charges (/dmt) – Cu: $80; Zn: $285

1) *Source: Technical Report Summary "Bahuerachi Project Preliminary Economic Assessment Report", September 2007, prepared by Independent Mining Consultants Inc. and September 27, 2007 Tyler press release; Information as to the breakdown of applicable grades for each of the resource categories separately is not available in the press release or the technical report summary*

2) *Tyler reported that "[t]he total tonnage and grade of the resource base included in the PEA at this time consisted of 238,317,000 tonnes of measured and indicated resources (91%), and 12,254,000 tonnes of Inferred resources (9%) at an average grade of 0.425% copper, 0.926% zinc, 0.0081% molybdenum, 0.04 g/t gold and 4.95 g/t silver" (note: information as to the breakdown of applicable grades for each of the resource categories separately is not available in the September 27, 2007 press release or the IMC PEA executive summary is available on the Tyler website)*

3) *See Tyler July 12, 2007 Press Release*

Bahuerachi: (PEA) Highlights[1] Compared to Mineral Park[2]

After Tax NPV and IRR

Metal Prices US$					Post 28% Tax		
Cu (/lb)	Mo (/lb)	Zn (/lb)	Au (/oz)	Ag (/oz)	IRR	NPV @ 0% (US$ x 1000)	NPV @ 8% (US$ x 1000)
$1.50	$15.00	$0.80	$500	$10	16.10%	$772,136	$215,591
$1.60	$16.50	$0.83	$504	$10	20.00%	$959,595	$339,532
$1.75	$18.75	$0.88	$510	$10	25.50%	$1,326,599	$530,821
$2.00	$22.50	$0.96	$520	$10	33.40%	$1,931,059	$843,559
$2.43	$30.85	$1.10	$544	$10	45.30%	$3,008,639	$1,400,745

Metal Prices US$			After Tax		
Cu (/lb)	Mo (/lb)	Ag (/oz)	IRR	NPV @ 8% (US$ x 1000)	NPV @ 10% (US$ x 1000)
$1.53	$10.16	$7.50	51.00%	**$426,000**	$357,000
$3.00	$28.00	$12.00	121.00%	$2,170,000	$1,830,000

Metal Contained in Concentrates

BAHUERACHI

Metal	Contained in Concentrate	Annual Average[3]
Copper (pounds)	2,113,240,846	183,760,074
Gold (ounces)	163,072	14,180
Silver (ounces)	31,907,859	2,774,596
Molybdenum (pounds)	26,817,166	2,331,927
Zinc (pounds)	3,579,544,778	311,264,763

MINERAL PARK

Metal	Contained in Concentrate	Annual Average[3]
Copper (pounds)	1,372,996,000	56,400,000
Gold (ounces)		
Silver (ounces)	35,355,000	600,000
Molybdenum (pounds)	343,269,000	10,300,000
Zinc (pounds)		

1) *Source: Technical Report Summary "Bahuerachi Project Preliminary Economic Assessment Report", September 2007, prepared by Independent Mining Consultants Inc. and September 27, 2007 Tyler press release*

2) *Source: Mercator's "Technical Report - Preliminary Feasibility Study on Phase I & Phase II - Copper-Moly Milling Expansion" filed on SEDAR, dated Dec 29, 2006; Prepared by Range Consulting Group LLC and KD Engineering; See Table 119*

3) *The estimated average annual production of metal is based on an 11.5 year production period on Tyler case and represents the first 10 years of mine life on Mercator case (Mercator expected mine life – 25 years)*

Large Reserve & Resource Base[1]

- Significantly increases the Mineral Inventory to 710.5 Million Tonnes[2],

  67% of which in Proven and Probable Reserves: 520 Million Tons, grading 0.14% Cu, 0.039% Mo and 0.08 oz/ton Ag

  238 Million Tonnes of Measured and Indicated, grading 0.425% Cu, 0.926% Zn 0.008% Mo, 4.95 g/t Ag and 0.04 g/t Au[3]



(MM Tonnes)
800
600
400
200
0
520.4 (2)
238.3
238.3
520.4 (2)
711 Million Tonnes**
Mercator Minerals
Tyler Resources
MergeCo
Proven & Probable Mineral Reserves
Measured & Indicated Resources

1) *All information derived from public documents – Mercator's Technical Report dated Dec 29, 2006 and Press Release dated Jan 5, 2007; Tyler's Press Release dated September 27, 2007*

2) *Assumes Mercator's Reserves expressed in short tons (Conversion used: 1 Metric Ton (tonne) = 1.102 tons (short))*

3) *Tyler reported that "[t]he total tonnage and grade of the resource base included in the PEA at this time consisted of 238,317,000 tonnes of measured and indicated resources (91%), and 12,254,000 tonnes of Inferred resources (9%) at an average grade of 0.425% copper, 0.926% zinc, 0.0081% molybdenum, 0.04 g/t gold and 4.95 g/t silver." (note: information as to the breakdown of applicable grades for each of the resource categories separately is not available in the September 27, 2007 press release or the IMC PEA executive summary is available on the Tyler website)*

Reserves & Resources for Selected Copper Comparables

The combined company* will have **1.36 billion** lbs (proven and probable reserves), **2.11 billion** lbs (measured and indicated resources) and **433 million** lbs (Inferred resources) of contained Copper, placing it among established mid-tier Copper producers (1)

Company Name	Market Cap (C$ MM) (1)	Copper (P+P) Cont'd Lbs (MM)	Copper (M+I) Cont'd Lbs (MM)	Copper (Inferred) Cont'd Lbs (MM)
Breakwater Resources	$1,285	198.4	88.7	116.5
HudBay Minerals Inc.	$3,307	1,032.5	0.0	47.8
Anvil Mining Ltd.	$1,341	57.1	2,323.7	1,677.9
Inmet Mining Corp.	$4,794	1,931.2	584.2	24.3
Northgate Minerals	$704	1,678.2	936.1	NA
Combined (Mercator/ Tyler)	**$870**	**1,360.0**	**2,110.0**	**433.0**
Frontera Copper	$441	1,508.0	2,136.3	209.4
Quadra Mining	$1,041	2,710.6	7,173.3	1,645.8

1) See previous slides for detailed grades
2) As at October 18, 2007; Source: the TSX Group



Contained Copper (MM Lbs)
10,000
8,000
6,000
4,000
2,000
0
198
1,033
57
1,931
1,678
1,360
1,508
2,711
Breakwater Resources
HudBay Minerals Inc.
Anvil Mining Ltd.
Inmet Mining Corp.
Northgate Minerals
Combined (Mercator/ Tyler)
Frontera Copper
Quadra Mining
Proven & Probable
Measured & Indicated

** Mercator's Technical Report dated Dec 29, 2006 and Press Release dated Jan 5, 2007; Tyler's Press Release dated September 27, 2007*

Sources: Company Press Releases, Annual Reports, Bloomberg Financial Markets

Competitive Cost Profile

Addition of very low cash cost business

Including Moly and Silver By-Product Credits, Mercator's Cash Operating Costs per pound of copper are expected to be:

- US$ 0.09/lb copper for 2008, and
- US$ (0.03)/lb copper 1st 10 years & US$ 0.04/lb for the LOM



US$/ Lb Cu
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
($0.20)
($0.03)
$0.07
$0.09
$0.10
$0.12
$0.13
$0.14
$0.22
$0.31
$0.51
$0.67
$0.67
$0.79
$0.89
$1.03
$1.16
Mercator - First 10 Years
Freeport McMoran
Mercator - 2008
Northern Orion
Codelco
Phelps Dodge
Grupo Mexico
Katanga
Falconbridge
Inmet
First Quantum
AUR
Frontera
Northgate
KGHM
Quadra

Source: Company Press Releases, Annual Reports, Jennings Capital Inc.

Base Metals: Current and Imminent Producers – Trading Multiples

- Significant upside potential based on current trading multiples for selected comparable companies

Company Name	Symbol: Exchange	Share Price (C$)[1]	Market Capitalization (C$ MM)[1]	P/E Multiple[2]	P/CF Multiple[2]
Anvil Mining Ltd.	AVM: TSX	$19.04	$1,341.3	9.3x	7.3x
Breakwater Resources Ltd.	BWR: TSX	$3.07	$1,284.8	7.7x	5.7x
First Quantum Minerals Ltd.	FM: TSX	$100.73	$6,817.7	10.9x	8.1x
Frontera Copper Corp.	FCC: TSX	$6.87	$441.2	6.5x	5.8x
HudBay Minerals Inc.	HBM: TSX	$25.98	$3,307.1	11.6x	7.9x
Inmet Mining Corp.	IMN: TSX	$99.30	$4,794.0	7.9x	7.0x
Northgate Minerals Corp.	NGX: TSX	$2.77	$704.2	13.8x	8.6x
Mercator Minerals Ltd.	**ML: TSX**	**$9.80**	**$722.6**	**9.0x**	**7.2x**
Quadra Mining Ltd.	QUA: TSX	$19.05	$1,041.0	6.2x	5.4x
Thompson Creek Metals Company Inc.	TCM: TSX	$24.21	$2,734.8	10.7x	11.3x
Tyler Resources Inc.	**TYS: TSX-V**	**$0.74**	**$83.6**	**NA**	**NA**
High				17.3x	13.8x
Low				6.2x	5.4x
Mean				10x	8x
Median				9.3x	7.3x

1) Share Prices as at October 18, 2007

2) Represents 2009 Consensus Earnings and Cash Flow estimates

Source: Bloomberg Financial Markets, the TSX Group, Jennings Capital Inc. EquityResearch (Mercator Minerals)

EBITDA Mineral Park[1]

Metal Prices			EBITDA Sensitivity				
Cu	Mo	Ag	Year 1	Year 2	Year 3	Year 4	Year 5
$1.50	$10.00	$7.50	$28,443,921	$97,024,481	$93,523,745	$88,237,687	$91,989,819
$2.00	$15.00	$7.50	$67,160,835	**$185,639,224**	**$179,687,519**	$172,017,321	$181,239,039
$2.50	$20.00	$7.50	$105,877,749	**$274,253,967**	**$265,851,292**	$255,796,956	$270,488,260
$3.00	$25.00	$7.50	$144,594,663	$362,868,710	$352,015,066	$339,576,591	$359,737,481
Forecast Cu Prod. (Lbs)			*39,821,000*	*79,677,000*	*58,182,000*	*56,229,000*	*39,230,000*
Forecast Mo Prod. (Lbs)			*9,755,000*	*11,415,000*	*11,133,000*	*13,927,000*	*9,545,000*

1. *Source: Mercator's "Technical Report - Preliminary Feasibility Study on Phase I & Phase II - Copper-Moly Milling Expansion" dated Dec 29, 2006, filed on SEDAR; Prepared by Range Consulting Group LLC and KD Engineering*

Mercator & Tyler – 1 Year Absolute Share Price Performance



Mercator Minerals Share Price Performance
Dec 5, 2006 - Dec 5, 2007
Price (C$)
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
Volume
4,000,000
3,200,000
2,400,000
1,600,000
800,000
0
Dec-06
Feb-07
Mar-07
May-07
Jun-07
Jul-07
Sep-07
Oct-07
Dec-07
Volume
Price



Tyler Resources - Share Price Performance
Dec 5, 2006 - Dec 5, 2007
Price (C$)
$1.50
$1.20
$0.90
$0.60
$0.30
$0.00
Volume
20,000,000
16,000,000
12,000,000
8,000,000
4,000,000
0
Dec-06
Feb-07
Mar-07
Apr-07
Jun-07
Jul-07
Sep-07
Oct-07
Dec-07

Comparable Precedent Transactions: Resource Development

- Valuation on a per pound in the ground basis in line with selected comparable copper project transactions

Date Announced	Asset	Buyer Name	Seller Name	Development Stage	Primary Metal	Percent Acquired	Price Paid (US $ MM)	Acquired Copper (MM lbs)	Price Paid (US$/ Lb Cu)	Acquired Copper Eq. (MM lbs)	Price Paid (US$/ Lb Cu Eq)
2-Aug-07	Galore Creek	Teck Cominco Ltd.	Novagold Resources Inc.	Feasibility	Cu, Au, Ag	50%	$510.1	12,275	$0.042	9,270	$0.055
31-Jul-07	Pebble	Anglo American PLC	Northern Dynasty Minerals Ltd.	Adv. Exploration	Cu, Au, Mo	50%	$1,425.0	33,560	$0.042	61,080	$0.023
27-Jun-07	Northern Orion Res. Inc.	Yamana Gold Inc.	Northern Orion Resources Inc.	Producing	Cu, Au, Mo	100%	$1,149.9	16,902	$0.068	28,998	$0.040
14-Jun-07	Rosemont	Sumitomo Corporation	Augusta Resource Corp.	Feasibility	Cu, Mo	9%	$22.9	774	$0.030	776	$0.030
11-Jun-07	Toromocho	Aluminum Corporation of China	Peru Copper Inc.	Pre-Feasibility	Cu, Mo, Ag	100%	$791.4	21,896	$0.036	29,710	$0.027
30-Apr-07	Michiquillay	Anglo American PLC	Government of Peru	Feasibility	Cu, Au, Ag	100%	$403.0	8,275	$0.049	10,786	$0.037
5-Feb-07	Rio Blanco	Zijin Mining Group Co. Ltd. [1]	Monterrico Metals PLC	Feasibility	Cu, Mo	100%	$184.2	15,791	$0.012	19,511	$0.009
2-Feb-07	Red Chris	Imperial Metals Corp.	bcMetals Corp.	Feasibility	Cu, Au	100%	$71.1	3,992	$0.018	6,085	$0.012
16-Nov-06	Vizcachitas	CHG Resources Ltd.	Global Copper Corp.	Adv. Exploration	Cu, Mo	76%	$11.5	1,392	$0.008	1,774	$0.006
18-Sep-06	Casino, Hushamu, Redstone	Western Copper Corp.	Lumina Resources Corp.	Pre-Feasibility	Cu, Mo, Au	100%	$23.3	9,300	$0.003	9,300	$0.003
19-Apr-06	Mount Milligan	Terrane Metals Ltd.	Goldcorp Inc.	Adv. Exploration	Cu, Au	100%	$105.6	1,195	$0.088	2,585	$0.041
13-Apr-06	Xietongmen	Continental Minerals Corp.	Great China Mining Inc.	Adv. Exploration	Cu, Au	50%	$53.0	710	$0.075	1,208	$0.044
Median									$0.039		$0.028
Mean									$0.039		$0.027
18-Oct-07	Bahuerachi	Mercator Minerals Ltd.	Tyler Resources Inc. [2]	Adv. Explor.	Cu, Zn, Mo,	100% [3]	$116.0	2,233	$0.052	3,494	$0.033

Source: Company Press Releases, Metals Economics Group, Bloomberg Financial Markets

1) Part of the Xiamen Zijin Tongguan Investment Development Consortium; Zijin holds a 45% share, with Chinese copper miner Tongling taking 35% and Xiamen C & D, a trading and real estate conglomerate, holding 20%

2) Source: Sept 27, 2007 Tyler press release; for purposes of this calculation used 238,317,000 tonnes of Measured and Indicated Resources @ an average grade of 0.425% Cu and 0.926% Zn;
for the CuEq calculation assumed 70% Zn recovery and applied current metal prices - Cu: $3.62/lb and Zn: $1.34/lb (as at Oct 18, 2007 - MetalPrices.com)
Tyler reported that "[t]he total tonnage and grade of the resource base included in the PEA at this time consisted of 238,317,000 tonnes of measured and indicated resources (91%), and 12,254,000 tonnes of Inferred resources (9%) at an average grade of 0.425% copper, 0.926% zinc, 0.0081% molybdenum, 0.04 g/t gold and 4.95 g/t silver" (note: information as to the breakdown of applicable grades for each of the resource categories separately is not available in the September 27, 2007 press release or the IMC PEA executive summary is available on the Tyler website)

3) Assumes Mercator acquires all of the outstanding shares of Tyler under the transaction

Galore Creek, Northern Orion, Toromocho, Michiquillay & Red Chris assets' calculations based on Reserves and Resources, all the remaining ones Resources only

Exchange Rate Assumed - CAD:USD 1.0270 (October 18, 2007)

Comparable Precedent Transactions: Premiums Paid

- Above average premium for recent selected base metals comparable transactions

Date Announced	Buyer Name	Seller Name	Announced Premium	20 Day VWAP Premium
3-Jul-07	Teck Cominco Ltd.	Aur Resources Inc.	29%	17%
27-Jun-07	Yamana Gold Inc.	Northern Orion Resources Inc.	24%	22%
11-Jun-07	Aluminum Corporation of China	Peru Copper Inc.	12%	4%
3-May-07	Norilsk Nickel (MMC)	Lionore Mining International Ltd.	56%	44%
3-May-07	Coeur D'Alene Mines Corp.	Bolnisi Gold NL	9%	-8%
3-May-07	Coeur D'alene Mines Corp.	Palmarejo Silver And Gold	39%	37%
13-Apr-06	Continental Minerals Corp.	Great China Mining Inc.	14%	54%
11-Apr-07	Lundin Mining Corp.	Tenke Mining Corp.	26%	35%
4-Apr-07	Lundin Mining Corp.	Rio Narcea Gold Mines Ltd.	17%	16%
23-Feb-07	Pallinghurst Resources Fund LP	Consolidated Minerals Ltd.	47%	81%
22-Feb-07	Zinifex Ltd.	Wolfden Resources Inc.	27%	7%
5-Feb-07	Zijin Mining Group Co. Ltd.	Monterrico Metals PLC	34%	34%
19-Nov-06	Freeport-Mcmoran Copper And Gold Inc.	Phelps Dodge Corp.	30%	29%
6-Nov-06	Celtic Resources Holdings PLC	Eureka Mining PLC.	-5%	-10%
18-Sep-06	Western Copper Corp	Lumina Resources Corp.	63%	50%
21-Aug-06	Lundin Mining Corp.	Eurozinc Mining Corp.	26%	5%
11-Aug-06	CVRD (Companhia Vale do Rio Doce)	Inco Ltd.	4%	-8%
17-May-06	Xstrata PLC	Falconbridge Ltd.	-1%	7%
28-Mar-06	Consolidated Minerals Ltd.	Titan Resources Ltd.	69%	55%
18-Jan-06	First Quantum Minerals Ltd.	Adastra Minerals Inc.	42%	18%
8-Mar-05	BHP Billiton Group	WMC Resources Ltd.	18%	3%
Median			26%	18%
Mean			28%	24%
18-Oct-07	Mercator Minerals Ltd.	Tyler Resources Inc. [1]	50%	35%

1) *Based on October 18, 2007 Tyler closing price*

Source: Company Press Releases, Metals Economics Group, Bloomberg Financial Markets

Concluding Remarks

- Well structured and financed company
- Full scale production of molybdenum and copper at Mercator's Mineral Park Project forecast by 2009
- Attractive resource base to underpin growth
- Experienced corporate and operational management

Mercator Minerals' Bid to Acquire Tyler Resources:

Opportunity to Realize Shareholder Value,

While Creating a New, Growing, Mid Tier Copper –

Molybdenum Company

END